Exhibit 99.1

Activist Investing Announces 5.6% Ownership Interest in Titan Pharmaceuticals, Inc.

NEW YORK, April 25, 2022, Activist Investing LLC (together with its affiliates, “Activist Investing” or “we”), today filed a Schedule 13D announcing its acquisition of approximately 5.6% of the common stock outstanding of Titan Pharmaceuticals, Inc. (NASDAQ: TTNP) (“TTNP” or the “Company”). David E. Lazar, Chief Executive Officer of Activist Investing, issued the following statement:

“We invested in TTNP due to the Company’s stated intention to explore and evaluate strategic alternatives, including a possible reverse merger. We believe significant value can be unlocked at the Company and will be monitoring its developments with interest.”

About Activist Investing

Activist Investing LLC is an investment fund specializing in reverse merger and other event-driven opportunities. Its Chief Executive Officer, David E. Lazar, brings domestic and international experience in operations, accounting, audit preparation, due diligence, capital restructuring, debt financing, and mergers and acquisitions.

Investor Contact Information:
David E. Lazar
David@activistinvestingllc.com